                                                                  Exhibit (b)(1)


                       MORGAN STANLEY SENIOR FUNDING, INC.
                                  1585 Broadway
                            New York, New York 10036

                                  COMERICA BANK
                               500 Woodward Avenue
                             Detroit, Michigan 48226




                                                                   July 14, 1999




Compuware Corporation
31440 Northwestern Highway
Farmington Hills, Michigan 48334-2534

Attention:    Elliot R. Stark
              Executive Vice President

re  Commitment Letter

Dear Elliot:

                  You have advised Morgan Stanley Senior Funding, Inc. ("MSSF") and Comerica Bank ("Comerica", and together with MSSF, the "Agents") that Compuware Corporation (the "Borrower") intends to (i) purchase all of the outstanding shares of capital stock of Data Processing Resources Corporation ("DPRC") for an aggregate purchase price of $470 million (which amount includes the refinancing of up to $115 million in principal amount of existing convertible subordinated debt of DPRC) (collectively, the "DPRC Acquisition") and (ii) repay in full, and terminate, its existing line of credit with Comerica (the "Existing Credit Facility"). We understand that except for the existing debt of DPRC which is to be refinanced, neither DPRC nor any of its subsidiaries will have any other material debt.

                  MSSF and Comerica understand that the sources of funds needed to effect the DPRC Acquisition, to terminate the Existing Credit Facility, to pay related fees and expenses and to provide for the ongoing working capital and general corporate needs of the Borrower and its subsidiaries shall be provided through the incurrence by the Borrower of a $900 million senior bank reducing revolving credit facility (the "Revolving Credit Facility"). A summary of certain of the terms and conditions of the Revolving Credit Facility is set forth in Exhibit A attached hereto (the "Term Sheet"). Please note that those matters that are not covered or made clear herein or in the Term Sheet or in the related fee letter dated the date hereof (the "Fee Letter") are subject to mutual agreement of the parties hereto. The terms and conditions of this commitment may be modified only in writing signed by each of the parties hereto.

                  Each of MSSF and Comerica is pleased to confirm that (i) each of MSSF and Comerica severally commits to provide, subject to the terms and conditions set forth herein and in the Term Sheet, $540 million and $360 million, respectively, of the Revolving Credit Facility (each a "Commitment"),
(ii) MSSF shall act as lead arranger and book manager for the Revolving Credit Facility and (iii) Comerica shall act as co-arranger and as administrative agent for the Revolving Credit Facility. You agree that no other agents, co-agents or arrangers will be appointed, no other titles will be awarded and no compensation (other than that expressly contemplated by the Term Sheet and the Fee Letter) will be paid in connection with the Revolving Credit Facility unless you and we shall so agree.

                  MSSF and Comerica reserve the right, prior to or after execution of the definitive credit documentation for the Revolving Credit Facility, to syndicate all or part of their Commitment for the Revolving Credit Facility to one or more lending institutions (the "Lenders") that will become parties to such definitive credit documentation pursuant to a syndication to be managed by the Agents. To the extent that the Agents receive commitments with respect to the Revolving Credit Facility from one or more other Lenders, the Agents shall be relieved of their Commitment for the Revolving Credit Facility. The Agents may commence syndication efforts promptly after the execution of this letter by you and you agree actively to assist the Agents in achieving a syndication that is satisfactory to the Agents. Such syndication will be carried out in consultation with you and will be accomplished by a variety of means, including direct contact during the syndication between your senior management and advisors and the proposed syndicate members. To assist the Agents in their syndication efforts, you hereby agree, both before and after the closing of the Revolving Credit Facility, (i) to provide and cause your advisors to provide the Agents and the other prospective syndicate members upon request with all information reasonably deemed necessary by the Agents to complete syndication, including but not limited to information and evaluations prepared by you and your advisors or on your behalf relating to you, DPRC and the transactions contemplated hereby (it being understood that your obligation under this clause
(i) is subject to any third party binding confidentiality provisions that you are subject to, although you agree to use your reasonable efforts to obtain any necessary consents so that such confidential information may be provided to the Agents), (ii) to assist the Agents, upon request, in the preparation of an Information Memorandum to be used in connection with the syndication of the Revolving Credit Facility and (iii) to make available your senior officers and representatives, in each case from time to time and to attend and make presentations regarding the business and prospects of the Borrower, DPRC and your and their subsidiaries at a meeting or meetings of Lenders or prospective Lenders.

                  As you are aware, the Agents have not had the opportunity to complete their business, financial, accounting and legal due diligence analysis and review with respect to the transactions contemplated hereby and the Borrower, DPRC and their respective subsidiaries. Each Agent's willingness to provide and/or participate in the Revolving Credit Facility contemplated by this letter is therefore subject to the completion of such analysis and review and its satisfaction with the results thereof, and to the satisfaction of the conditions precedent contained in the Term Sheet. Furthermore, if prior to the Closing Date (as defined in the Term Sheet) either of the Agents discovers information not known to it which such Agent reasonably believe has had, or is likely to have, a materially adverse effect on the transactions contemplated hereby or on the condition (financial or otherwise), business, property, operations, assets, liabilities or prospects of the Borrower, DPRC or any of their respective subsidiaries, the Agents (or either of them) may, in their sole discretion, suggest alternative financing amounts or structures that assure adequate protection for the Lenders or decline to provide or participate in the proposed financing.

                  To induce the Agents to issue this letter, you hereby agree that all reasonable out-of-pocket fees and expenses (including the reasonable fees and expenses of counsel and consultants) of each of the Agents and their affiliates arising in connection with this letter (and their due diligence and syndication efforts in connection herewith) and in connection with the transactions described herein shall be for your account, whether or not the transactions contemplated hereby are consummated, the Revolving Credit Facility is made available or definitive credit documents are executed. In addition, you hereby agree to pay, when and as due, the fees described in the Fee Letter. You further agree to indemnify and hold harmless each of the Lenders (including, in any event, each of the Agents) and each director, officer, employee, agent and affiliate thereof (each an "indemnified person") from and against any and all actions, suits, proceedings (including any investigations or inquiries), claims, losses, damages, liabilities or expenses of any kind or nature whatsoever which may be incurred by or asserted against or involve any such indemnified person as a result of or arising out of or in any way related to or resulting from this letter, the transactions contemplated hereby or the extension (or use of proceeds) of the Revolving Credit Facility contemplated by this letter, and you agree to reimburse each indemnified person for any reasonable legal or other reasonable out-of-pocket expenses incurred in connection with investigating, defending or preparing to defend any such action, suit, proceeding (including any investigation or inquiry) or claim (whether or not any Agent or any such other indemnified person is a party to any action or proceeding out of which any such expenses arise); provided, however, that you shall not have to indemnify any indemnified person against any loss, claim, damage, expense or liability to the extent that same resulted primarily from the gross negligence or willful misconduct of such indemnified person (as determined by a court of competent jurisdiction in a final and non-appealable decision). This letter is issued for your benefit only and no other person or entity may rely hereon. Neither of the Agents nor any Lender shall be responsible or liable to you or any other person or entity for any consequential damages which may be alleged as a result of this letter or the failure to provide the Revolving Credit Facility.

                  Each Agent reserves the right to employ the services of its affiliates in providing services contemplated by this letter and to allocate, in whole or in part, to such affiliates certain fees payable to the Agents in such manner as the Agents and such affiliates may agree in their sole discretion. You acknowledge that the Agents may share with any of their affiliates, and such affiliates may share with the Agents, any information related to the transactions contemplated hereby, the Borrower, DPRC and your and their respective subsidiaries' affiliates, or any of the matters contemplated hereby. Each Agent agrees to treat, and cause any such affiliate of such Agent to treat, all non-public information provided to it by you as confidential information in accordance with its customary practices for handling such information or as otherwise may be agreed to by such Agent.

                  The provisions of the immediately preceding two paragraphs shall survive any termination of this letter.

                  Each Agent's commitment to provide its portion of the Revolving Credit Facility as set forth above shall terminate on September 15, 1999 unless a definitive credit agreement evidencing the Revolving Credit Facility has been executed and delivered by such date.

                  You are not authorized to show or circulate this letter to any other person or entity (other than your legal and financial advisors in connection with your evaluation hereof) until such time as you have accepted this letter as provided in the immediately succeeding paragraph at which time you may show a copy of this letter and the Term Sheet (but not the Fee Letter) to DPRC and their respective legal and financial advisors in connection with your proposal for the DPRC Acquisition contemplated hereby (except that, notwithstanding the foregoing, you may make such public disclosures as, and to the extent, you are required by law, in the opinion of your counsel, to make). If this letter is not accepted by you as provided in the immediately succeeding paragraph, you are to immediately return this letter (and any copies hereof) to the undersigned. This letter may be executed in any number of counterparts and by the different parties hereto on separate counterparts, each of which counterparts shall be an original, but all of which shall together constitute one and the same instrument.

                  This letter replaces and supersedes our previous commitment letter to you dated June 29, 1999 except with respect to the indemnification and expense reimbursement provisions which shall survive in accordance with the terms thereof.

                  If you are in agreement with the foregoing, please sign and return to the Agents (including by way of facsimile transmission) the enclosed copy of this letter, together with the Fee Letter, no later than 6:00 p.m., New York time, on July 15, 1999. This letter shall terminate at the time and on the date referenced in the immediately preceding sentence unless this letter and the Fee Letter are executed and returned by you as provided in such sentence.

                                      * * *

                  THIS LETTER AND THE FEE LETTER SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAW OF THE STATE OF NEW YORK, AND ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY CLAIM, ACTION, SUIT OR PROCEEDING ARISING OUT OF OR CONTEMPLATED BY THIS LETTER AND/OR THE FEE LETTER IS HEREBY WAIVED. THE PARTIES HERETO HEREBY SUBMIT TO THE NON-EXCLUSIVE JURISDICTION OF THE FEDERAL AND NEW YORK STATE COURTS LOCATED IN THE CITY OF NEW YORK IN CONNECTION WITH ANY DISPUTE RELATED TO THIS LETTER AND/OR THE FEE LETTER OR ANY MATTERS CONTEMPLATED HEREBY OR THEREBY.

                                        Very truly yours,

                                        MORGAN STANLEY SENIOR
                                         FUNDING, INC.



                                        By /s/ R. Bram Smith
                                          --------------------------------------
                                          Title: Managing Director


                                        COMERICA BANK


                                        By /s/ Timothy O'Rourke
                                          --------------------------------------
                                          Title: Vice President

Agreed to and Accepted this
      day of        , 1999:
------       -------

COMPUWARE CORPORATION

By /s/ Laura Fournier
  -------------------------
  Title: Senior Vice President
         and Chief Financial Officer

                                                                       EXHIBIT A


                     SUMMARY OF CERTAIN TERMS AND CONDITIONS
                        OF THE REVOLVING CREDIT FACILITY


Unless otherwise defined herein, capitalized terms used herein and defined in the letter to which this Exhibit A is attached (the "Commitment Letter") are used herein as therein defined.


I.       Description of the Revolving Credit Facility

Borrower:                           Compuware Corporation (the "Borrower").

Lead Arranger
and Book Manager:                   Morgan Stanley Senior Funding, Inc.
                                    ("MSSF").

Co-Arranger
and Administrative Agent:           Comerica Bank ("Comerica", and together with
                                    MSSF, the "Agents").

Lenders: MSSF, Comerica and/or a syndicate of lenders formed by the Agents (the "Lenders").

Required Lenders:                   Majority.

Amount: $900 million reducing revolving credit facility (the "Revolving Credit Facility"), with a sub-limit to be determined for the issuance of standby and trade letters of credit ("Letters of Credit").

Use of
Proceeds:                           The loans made pursuant to the Revolving
                                    Credit Facility (the "Loans") shall be
                                    utilized (i) to finance the acquisition (the
                                    "DPRC Acquisition") of Data Processing
                                    Resources Corporation ("DPRC"), (ii) to
                                    refinance the $115 million of existing
                                    convertible subordinated notes of DPRC,
                                    (iii) to pay the fees and expenses relating thereto, (iv) to repay any outstanding loans under the Borrower's existing credit facility with Comerica (the "Existing Credit
                                    Facility") and (v) for the Borrower's and its subsidiaries' working capital and general corporate purposes (including other acquisitions).

Maturity:                           The final maturity of the Revolving Credit
                                    Facility shall be four years from the
                                    closing date of the Revolving Credit
                                    Facility (the "Closing Date"), with all
                                    outstanding Loans to be repaid in full on (and all Letters of Credit to be terminated by) such date (the "Maturity Date").

                                                                       EXHIBIT A
                                                                          Page 2


Scheduled Commitment
Reductions:                         The commitments under the Revolving Credit
                                    Facility shall be permanently reduced on the second, third and fourth anniversaries of the Closing Date in the amounts of $100 million, $100 million and $700 million, respectively.

Availability:                       Loans may be borrowed, repaid and reborrowed
                                    on or after the Closing Date and prior to the Maturity Date; provided that $470 million of the Revolving Credit Facility will be blocked until such time as the DPRC
                                    Acquisition occurs.

Guaranties:                         Each direct and indirect material domestic
                                    subsidiary of the Borrower (each a
                                    "Guarantor" and, collectively, the
                                    "Guarantors") shall be required to provide an unconditional guaranty of all amounts owing by the Borrower under the Revolving
                                    Credit Facility (the "Guaranties"), with such exceptions as are satisfactory to the Agents.

                                    The Guaranties shall contain terms and
                                    conditions satisfactory to the Agents and customary for transactions of this type.

Voluntary
Prepayments
and Commitment
Reductions:                         Permitted in whole or in part with prior
                                    notice but without premium or penalty,
                                    provided that voluntary prepayments of
                                    Eurodollar Loans made on a date other than the last day of an interest period applicable thereto shall be subject to customary breakage costs.

Mandatory
Repayments:                         Loans shall be required to be prepaid (and
                                    Letters of Credit cash collateralized) if at any time the aggregate principal amount thereof exceeds the total Revolving Credit
                                    Facility commitments, with such prepayment
                                    (and/or cash collateralization) to be in an amount equal to such excess.

Interest Rates:                     At the Borrower's option, Loans may be
                                    maintained from time to time as (x) Base
                                    Rate Loans, which shall bear interest at the Base Rate in effect from time to time plus the Applicable Margin or (y) Eurodollar
                                    Loans which shall bear interest at the
                                    Eurodollar Rate (adjusted for maximum
                                    reserves) as determined by the
                                    Administrative Agent for the respective
                                    interest period plus the Applicable Margin.
                                    The Applicable Margin shall be determined by reference to the Borrower's long-term senior unsecured debt rating as set forth on
                                    Schedule I attached hereto.

                                                                       EXHIBIT A
                                                                           Page3


                                    "Base Rate" shall mean the higher of (x) 1/2 of 1% in excess of the overnight federal funds rate and (y) the rate that the Administrative Agent announces from time to time as its prime lending rate, as in effect from time to time.

                                    Interest periods of 1, 2, 3 and 6 months shall be available in the case of Eurodollar Loans.

                                    The Revolving Credit Facility shall include customary protective provisions for such matters as capital adequacy, increased costs, reserves, funding losses, illegality and withholding taxes. The Borrower shall have the right to replace any Lender that charges a material amount in excess of that being charged by the other Lenders with respect to contingencies described in the immediately preceding sentence.

                                    Interest in respect of Base Rate Loans shall be payable quarterly in arrears on the last business day of each calendar quarter. Interest in respect of Eurodollar Loans shall be payable in arrears at the end of the applicable interest period and every three months in the case of interest periods in excess of three months. Interest will also be payable at the time of repayment of any Loans and at maturity. All interest on Base Rate Loans, Eurodollar Loans and any fees shall be based on a 360-day year and actual days elapsed, provided that interest on Base Rate Loans determined by reference to the prime lending rate shall be based on a 365- (or 366-, as the case may be) day year and actual days elapsed.

Default Interest:                   Overdue principal, interest and other
                                    amounts shall bear interest at a rate per annum equal to the greater of (i) the rate which is 2% in excess of the rate otherwise applicable to Base Rate Loans from time to time and (ii) the rate which is 2% in excess of the rate then borne by such borrowings.
                                    Such interest shall be payable on demand.

Commitment Fees:                    The applicable percentage per annum as set
                                    forth on Schedule I hereto of the unutilized commitments under the Revolving Credit
                                    Facility, as in effect from time to time, commencing on the Closing Date to and including the termination of the Revolving
                                    Credit Facility, payable quarterly in
                                    arrears and upon the termination of the
                                    Revolving Credit Facility.

Letter of
Credit Fees:                        The Applicable Margin as in effect from time
                                    to time for Loans maintained as Eurodollar
                                    Loans to be shared proportionately by the Lenders in accordance with their participation in the respective

                                                                       EXHIBIT A
                                                                          Page 4


                                    Letter of Credit, and a facing fee of 1/8 of 1% per annum to be paid to the issuer of the Letter of Credit for its own account, in each case calculated on the aggregate stated amount of all Letters of Credit for the stated duration thereof. In addition, the issuer of a Letter of Credit will be paid its customary administrative charges in connection with each Letter of Credit issued by it.

Agent/
Lender Fees:                        The Agents and the Lenders shall receive
                                    such other fees as have been separately
                                    agreed upon.

Assignments and
Participations:                     The Borrower may not assign its rights or
                                    obligations under the Revolving Credit
                                    Facility without the prior written consent of the Lenders. Any Lender may assign, and may sell participations in, its rights and obligations under the Revolving Credit
                                    Facility, subject (x) in the case of
                                    participations, to customary restrictions on the voting rights of the participants and
                                    (y) in the case of assignments, to such
                                    limitations as may be established by the Agents (including (i) a minimum assignment amount of $5 million (or if less, the entire amount of such assignor's outstanding commitment and Loans at such time), (ii) an assignment fee in the amount of $3,500 (or
                                    $1,500 in the case of assignments between existing Lenders) to be paid by the respective assignor or assignee to the Administrative Agent and (iii) the receipt of the consent of the Administrative Agent
                                    (which consent shall not be unreasonably withheld or delayed). The Revolving Credit
                                    Facility shall provide for a mechanism which will allow for each assignee to become a direct signatory to the Revolving Credit
                                    Facility and will relieve the assigning
                                    Lender of its obligations with respect to the assigned portion of its outstanding
                                    Loans.

Documentation;
Governing Law:                      The Lenders' commitments will be subject to
                                    the negotiation, execution and delivery of definitive financing agreements (and related guaranties, etc.) consistent with the terms of this Term Sheet, in each case prepared by counsel to the Agents, and satisfactory to the Borrower, the Agents and the Lenders
                                    (including, without limitation, as to the terms, conditions, representations, covenants and events of default contained therein). All documentation shall be governed by New York law.

Commitment
Termination:                        The commitments hereunder shall terminate on
                                    September 15, 1999 unless definitive
                                    documentation for the Revolving Credit
                                    Facility

                                                                       EXHIBIT A
                                                                          Page 5


                                    has been executed and delivered and the
                                    Closing Date has occurred by such date.

Conditions
Precedent:                          Those conditions precedent that are usual
                                    and customary for these types of facilities, and such additional conditions precedent as are appropriate under the circumstances.
                                    Without limiting the foregoing, the
                                    following conditions shall apply:

A.  Conditions to the Closing Date

                           (i) The Existing Credit Facility shall have been (or concurrently with the incurrence of Loans shall be) terminated and all amounts outstanding thereunder shall have been (or concurrently with the incurrence of Loans shall be) repaid in full.

                           (ii) All necessary governmental (domestic and foreign) and material third party approvals and/or consents in connection with the Revolving Credit Facility and otherwise referred to herein shall have been obtained and remain in effect, and all applicable waiting periods shall have expired without any action being taken by any competent authority which, in the judgment of the Agents, restrains, prevents, or imposes materially adverse conditions upon, the consummation of the Revolving Credit Facility or otherwise referred to herein. Additionally, there shall not exist any judgment, order, injunction or other restraint prohibiting or imposing materially adverse conditions upon the Revolving Credit Facility.

                           (iii) Since March 31, 1999, nothing shall have occurred (and neither of the Agents shall have become aware of any facts or conditions not previously known) which the Agents (or either of them) shall determine has had, or is reasonably likely to have, a material adverse effect on the rights or remedies of the Lenders, or on the ability of the Borrower or its subsidiaries to perform their obligations to the Lenders or which is reasonably likely to have a materially adverse effect on the business, property, operations, assets, liabilities or condition (financial or otherwise) of the Borrower and its subsidiaries taken as a whole.

                           (iv) No litigation by any entity (private or governmental) shall be pending or threatened with respect to the Revolving Credit Facility or any documentation executed in connection therewith, or which the Agents (or either of them) shall determine is reasonably likely to have a materially adverse effect on the business, property, operations, assets, liabilities or condition (financial or otherwise) of the Borrower and its subsidiaries taken as a whole.

                                                                       EXHIBIT A
                                                                          Page 6


                           (v) The Lenders shall have received legal opinions from counsel, and covering matters, reasonably acceptable to the Agents.

                           (vi)     All agreements relating to, and the
                                    corporate and capital structure of, the
                                    Borrower and its subsidiaries, and all
                                    organizational documents of the Borrower and its subsidiaries, in each case shall be reasonably satisfactory to the Agents.

                           (vii) All Loans and other financing to be made pursuant to the Revolving Credit Facility shall be in full compliance with all applicable requirements of the margin regulations.

                           (viii) All costs, fees, expenses (including, without limitation, reasonable legal fees and expenses) and other compensation contemplated hereby and payable to the Lenders and the Agents shall have been paid to the extent due.

                           (ix) The Guaranties required hereunder shall have been executed and delivered in form, scope and substance satisfactory to the Agents.

                           (x) Receipt by the Agents of (i) satisfactory historical financial statements for the Borrower and its subsidiaries (including the Borrower's 1999 fiscal year end audited financial statements) and (ii) pro forma financial statements of, and projections for, the Borrower and its subsidiaries, in each case for periods, and in form and substance, reasonably satisfactory to the Agents.

                           (xi) The Agents shall have completed their business, financial, accounting and legal due diligence analysis and review and shall be satisfied with the results thereof.

                           (xii) There shall have been no material adverse change, after the date hereof and prior to the completion as determined by the Agents of the primary syndication of the Revolving Credit Facility, to the syndication market for credit facilities similar in nature to the Revolving Credit Facility contemplated herein and there shall not have occurred and be continuing during such period a material disruption of or material adverse change in financial, banking or capital markets that would have a material adverse effect on such primary syndication, in each case as determined by the Agents (or either of them) in their sole discretion. The Borrower shall have fully cooperated in the syndication efforts, including, without limitation, by promptly providing the Agents with all information reasonably deemed necessary by it to successfully complete the syndication.

                                                                       EXHIBIT A
                                                                          Page 7


B.  Conditions to the DPRC Acquisition

                           (i)      The Closing Date shall have occurred.

                           (ii) The structure and all terms of, and the documentation for, the DPRC Acquisition shall be reasonably satisfactory in form and substance to the Agents. All conditions precedent to the consummation of the DPRC Acquisition as set forth in the documentation relating thereto shall have been satisfied, and not waived except with the consent of the Agents, to the satisfaction of the Agents. The DPRC Acquisition shall have been consummated (or concurrently with the incurrence of Loans shall be consummated) in accordance with the documentation therefor and all applicable laws.

                           (iii) Conditions similar to those contained in clauses (ii), (iii), (iv), (v), (vii), (x) and (xi) of "A. Conditions to the Closing Date" set forth above shall apply as modified to relate to the DPRC Acquisition and DPRC and its subsidiaries.

C.  Conditions to all Loans and Letters of Credit

                           (i) All representations and warranties shall be true and correct in all material respects both before and after giving effect to either the incurrence of the respective Loans and the application of the proceeds therefrom or the issuance of the respective Letter of Credit.

                           (ii) No event of default, or event which with the giving of notice or lapse of time or both would be an event of default, shall have occurred and be continuing, or would result from the incurrence of the respective Loans or the issuance of the respective Letter of Credit.

Representations
and Warranties:                     Those representations and warranties usual
                                    and customary for these types of facilities, and such additional representations and warranties as are appropriate under the circumstances (including no material adverse change and no material litigation).

Covenants:                          Those covenants usual and customary for
                                    these types of facilities, and such
                                    additional covenants as are appropriate
                                    under the circumstances (with customary and appropriate exceptions to be agreed upon).
                                    Although the covenants applicable to the Borrower and its subsidiaries have not yet been specifically determined, we

                                                                       EXHIBIT A
                                                                          Page 8


                                    anticipate that the covenants shall in any event include, but not be limited to:

                           (i)      Limitations on other indebtedness.

                           (ii) Limitations on mergers and restrictions on the sale of all or substantially all of the assets of the Borrower and its subsidiaries.

                           (iii)    Limitations on sale-leaseback transactions.

                           (iv) Limitations on investments (including minority investments).

                           (v)      Limitations on transactions with affiliates.

                           (vi)     Maintenance of existence and material
                                    properties.

                           (vii)    Limitations on liens.

                           (viii) The following financial covenants, with appropriate levels to be determined:

                                    (a)   Minimum Interest Coverage (i.e.,
                                          EBITDA/interest expense);

                                    (b)   Maximum Leverage (i.e., Total
                                          Debt/EBITDA); and

                                    (c)   Minimum Consolidated Shareholders'
                                          Equity.

                           (ix)     Customary insurance coverage.

                           (x) Financial reporting, notice of material environmental and ERISA matters, notice of material litigation and visitation and inspection rights.

                           (xi)     Compliance with laws, including
                                    environmental laws.

                           (xii)    Payment of taxes and other material
                                    liabilities.

                           (xiii)   Limitations on changes in nature of
                                    business.

                           (xiv)    Use of proceeds.

                           (xv)     Limitations on restrictive agreements.

Events of Default:                  Those events of default usual and customary
                                    for these types of facilities, and such
                                    additional events of default as are
                                    appropriate under the circumstances,
                                    including, without limitation, a change of

                                                                       EXHIBIT A
                                                                          Page 9


                                    control (to be defined to the satisfaction of the Agents) of the Borrower.

Indemnification:                    The documentation for the Revolving Credit
                                    Facility will contain customary indemnities for the Lenders (other than as a result of a Lender's gross negligence or willful misconduct).

Agents' Counsel:                    White & Case LLP.

                                                                      SCHEDULE I

                                  Pricing Grid


Ratings(1)                              Eurodollar Margin             Base Rate Margin            Commitment Fee
-------                                 -----------------             ----------------            --------------
Baa1/BBB+ or higher                           1.00%                          0%                        .200%
Baa2/BBB                                      1.25%                         .25%                       .250%
Baa3/BBB-                                     1.50%                         .50%                       .300%
Ba1/BB+ or below                              1.75%                         .75%                       .375%










------------------------


1 If there is a split rating or only one rating, then the pricing shall be determined by reference to the lower credit rating or the only rating, as the case may be. In addition, if both rating agencies fail to maintain a rating, then the highest pricing level on the grid shall apply. Notwithstanding the foregoing, for the first six months following the Closing Date, (i) the interest rate margin shall be (x) 1.25% in the case of Eurodollar Loans and (y) .250% in the case of Base Rate Loans and (ii) the Commitment Fee shall be .250%.